INVEST IN **EDERRA**

Farm-to-Body Functional Superfood Supplements


EMPWR+

ederralyfe.com Oceanside, CA

Highlights

1. Launched EMPWR+, a farm-to-body broccoli microgreens & Lion's Mane supplement

2. Partnered with the largest microgreen farm in the California for sustainable sourcing

3. Developed strategic supply chain to go from Harvest at the farm to final product in the same day

4. Created elite advising team from top companies: DSM, Herbalife, AbbVie, DuPont, Kerrie, Amway

5. >65% of revenue from repeat customers

6. Poised to disrupt the $182bn Superfood Market with transparency, integrity and a premium team.

7 Established strategic partnerships to be ready to scale up manufacturing up to 9k units per week

8 Solid in 15+ natural product stores, restaurants, and wellness clinics

Featured Investor



Chris Bainer
Syndicate Lead

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Invested $5,000

"I am proud to endorse Ederra and their EMPWR+ product, a company redefining wellness through innovation, quality, and a farm to body approach. As an investor, I was introduced to the product in my own wellness journey and absolutely loved my results that I saw with EMPWR+. I am inspired by Vladi and his teams passion and commitment to changing peoples lives and growing Ederra to be a powerhouse in the supplement space. What a great opportunity to get in on the ground floor!"

Our Team



Vladi Delsoglio CEO

Serial entrepreneur and marketing expert with two decades of experience in high-end design and creative leadership. Former executive at a NASDAQ-listed company.



Ruchit Mehta CSO

Highly skilled product developer and R&D specialist with experience in startup environments. In his previous role, he served at Plantible Foods, a plant-based protein company that secured $23mm Series A Funding.



Nicole Lewis Creative Director

Nic is a branding expert who believes in the power of art to connect people. She has worked with Yahoo, Snapchat, and Cymbiotika, bringing expertise in photography, design, and creative leadership.



Rena Cohen-First Brand Advisor

Meet our Brand Advisor, Rena Cohen-First. Rena has 27 years of experience leading sales teams with multinational brands such as DuPont, DSM, and Glanbia. She completed her MBA at The New York Institute of Technology (NYIT).



Haeri Roh-Schmidt, PhD Brand Advisor

Nutrition industry leader with 20+ years experience. Leads Product Innovation at Herbalife, driving product development and commercialization. Led market growth and strategy at DSM. On the Executive Committee of Council for Responsible Nutrition (CRN).



Rahul Mehta, PhD Brand Advisor

40+ years of experience in pharmaceutical and cosmeseutical R&D as VP in start-ups to multi-billion dollar companies including SkinMedica, Allergan, and AbbVie. Has a PhD in pharmaceutical sciences and is co-founder and CEO of Rapalogix Health, a skin longevity biopharma.



Mike Lemaire Brand Ambassador

As a professional Muay Thai and Kickboxing fighter, Mike holds the prestigious WBC and WCK Muay Thai World Titles and won a Glory Kickboxing contract. Dedicated decades to mastering the discipline, focus, and perseverance required to compete.



Dr. Gloria Rodriguez Brand Ambassador

A highly respected wellness coach and architect, with years of experience in STEM education and holistic health transformations. Leader and innovator at Qualcomm specializing in program strategy and educational leadership.

Join the Farm-to-Body Wellness Revolution

We are raising $124k to scale EDERRA and become a global leader in the superfood space.

We're inviting you to be more than just a supporter—you now have the chance to become a part-owner of EDERRA, a brand on

the verge of transforming the supplement industry from the ground up.

The Vision: Scaling to Success Nationally

Investing in EDERRA today gets a foot in the door before we bring the brand nation-wide. In the near future we plan to be massively growing, as we:

🔹 Scale production to meet rising demand

🔹 Expand nationally through top-tier retail & restaurant partnerships

🔹 Grow DTC sales via storytelling, wellness education, and influencer collaborations

🔹 Launch new products in the farm-to-body wellness category—skincare, booster shots, pre-workout, and more

🔹 Build a household name in functional wellness, rooted in purity, science, and sustainability

🔹 Investment into new technologies to streamline production.

🔹 Scale sales to projected >$1mm in revenue by establishing strategic partnerships with co-manufactures.

Future projections are not guaranteed.

Why Invest In EDERRA?

This isn't just an investment - it's a front-row seat to a movement. In just under a year, we have:



EDERRA
EMPWR+
✅ Launched EMPWR+, a farm-to-body broccoli microgreens & Lion's Mane supplement
✅ Partnered with the largest microgreens farm in California for sustainable sourcing
✅ Partnership with Fox Point Farms to hold community events, and carry EMPWR+




Built a strong brand with an engaged and growing community
Secured collaborations with top chefs and wellness influencers
Approved by Jimbo's, the most respected natural market in San Diego


Teamed up with the biggest local distributor, Specialty Produce, to expand our reach
Partnered with a large Acai Distributor to get into Acai and Smoothie Chains
EMPWR+ is on the menu at restaurants all over San Diego County, bringing functional superfoods into dining experiences


MEDHERO
Partnerships with luxury wellness spas and holistic clinics to carry EMPWR+
Secured collaborations with corporate gift services to offer EMPWR+
Added 3-time world champion of Muay Thai Mike Lemaire as a Brand Ambassador

Investment Details

All investors will receive a **10% discount SAFE** (Simple Agreement for Future Equity)—meaning you'll secure **equity in EDERRA at a discounted rate** when we reach our next funding round. We are capped at a **$5m valuation ($4.5M for the first $50,000 in investments)**. Additionally, investors will get exclusive perks and discounts on EMPWR+ as a thank-you for believing in our vision.

For more information: **WHAT IS A SAFE?**

Our Mission: Revolutionize the Wellness Industry

The supplement industry is plagued by junk science, cheap fillers, and zero transparency — EDERRA was built to change that, with real ingredients, tangible results, and nothing to hide.




MISSION | VISION
Our mission is to honor our customers with the highest quality, premium wellness products with a novel farm-to-body approach that combines science and nature.
We will revolutionize the wellness industry by setting a new standard of integrity and transparency, and outperform competitors like AG1 with superior products and values.

Healthy Living Shouldn't Be This Complicated


In today's fast-paced world, many people face significant challenges in achieving and maintaining optimal health due to gaps in nutrition, transparency, and access to clean, natural products.
People are increasingly focused on their health and longevity.
Many struggle to consume the recommended servings of vegetables each day.
There is growing demand for natural, farm-sourced products that are free from pesticides and excessive processing.
Consumers are concerned about the lack of transparency in the supplement market.

In today's fast-paced world, many people face significant challenges in achieving and maintaining optimal health due to gaps in nutrition, transparency, and access to clean, natural products.

EMPWR+: The Farm-to-Body Health Solution


THE SOLUTION: EMPWR+
Ederra's EMPWR+ supplement is the answer to today's health challenges. This unique microgreens powder combines two powerhouse ingredients—BROCCOLI MICROGREENS and LION'S MANE MUSHROOMS—to support both body and mind.
BROCCOLI MICROGREENS: Packed with nutrients such as sulforaphane, a potent antioxidant that promotes cellular health, reduces inflammation, and supports detoxification, liver health, and aging.
LION'S MANE MUSHROOMS: Known for boosting cognitive function, enhancing memory, and promoting nerve regeneration, making it a powerful ingredient for brain health.
EDERRA
EMPWR+
BROCCOLI MICROGREENS
LION'S MANE MUSHROOMS
30


of sulforaphane and is Ederra's unique approach to the greens market.
"Sulforaphane has been shown to relieve oxidative stress and inflammation and may play a role in reducing chronic disease, enhancing healthy aging and support healthy liver function."
30 DAY SERVINGS

The magic of EMPWR+ comes from it's two key and only ingredients, broccoli microgreens and lion's mane mushrooms. Broccoli microgreens are so nutrient dense, that one scoop of EMPWR+ is the equivalent to having over a pound of broccoli!

Our powder is minimally processed, keeping true to the farm-fresh ingredients that we use to ensure that each scoop feels like you're picking the superfoods straight from the source. EMPWR+ is the simple way to nourish your body and your mind with powerful, clean nutrition—no prep, no mess.

Contained within a unique, beautiful, biophotonic VioletGlass jar to protect the powder from light degradation, it's luxury wellness, redefined.

Grown hyper-locally and freeze-dried the day the microgreens are harvested, EMPWR+ delivers true farm-to-body benefits in seconds. High-performance, clean, and convenient—EMPWR+ lets you thrive without sacrificing quality.

Why EDERRA Is Different: Disrupting the Industry


EDERRA JOURNEY
EDERRA began with a bold vision: to bring the science of longevity into daily life through clean, functional nutrition. We've launched EMPWR+, built early traction with retail and community partnerships, and are now expanding into new SKUs and markets. This is just the beginning – EDERRA is evolving into a movement for long-term vitality and impact.
BLOOMED NOT JUST BOUGHT
Farm to body approach, which will scale as we do. Our core ingredients are traceable to the farm and processed within 1 day. of harvesting.
BRIGHT FUTURE
The time has never been better for the benefits delivered by EDERRA, as regulatory and government agencies (MAHA) are looking closely at the health of Americans. Already a strong market, wellmess in food & nutrition takes on new emphasis.
BETTER ALREADY
Just accomplished an improvement to our ingredient sourcing and formulation, resulting in a 50% reduction in cost, allowing us to scale fast, or can also say allowing us to tier pricing and deals as we expand to reach Cohorts #2 and #3.
BACKED BY EXPERTISE
Guided by top advisors,including VP R&D Herbalife, B2B ingredients experts from DSM and more.
BUZZ + DEMAND
Early adopters in a key cohort (#1) are driving organic brand awareness, providing us insights and feedback that we can use to refine our approach to learn, adapt & optimize all approaches (innovation R&D, marketing, sales).
BELIEVERS WITH VOICE
Engaging energized subject matter experts that bring science and heart, not just hype. THEY seek EDERRA!

EDERRA isn't just another supplement brand— we're reshaping the future of wellness with a bold vision, deep values, and unstoppable momentum.

Taking Over the Superfood Space

Taking Over the Superfood Space with a New Strategy



TOTAL ADDRESSABLE MARKET 2025
Global Superfood Market
$182 BILLION
TOTAL ADDRESSABLE MARKET (TAM) 2025
Global Superfood Market
• Includes supermarkets, restaurants, and ecommerce.
• Driven by health-conscious consumers worldwide.
$7 BILLION
SERVICEABLE ADDRESSABLE MARKET (SAM)
U.S. Superfood Powder Market
• Focused on ecommerce and retail in the U.S.
$70 MILLION
SERVICEABLE OBTAINABLE MARKET (SOM)
Capturing 1% of the Market
ACHIEVED THROUGH:
1. Business Partnerships:
• Partner with 2,000 businesses (restaurants, clinics, corporate gifts, etc.)
• Average annual spend:
$5,000/partner = $10 Million Total
2. Individual Customers:
• Capture 100,000 individual customers via ecommerce and retail.
• Average annual spend:
$600/customer = $60 Million Total

The global superfood market is booming at **$182B**, with U.S. superfood powders alone making up a **$7B opportunity**. Consumers are hungry for convenient, clean, and effective solutions—and the market is shifting fast.

EDERRA is carving out a powerful niche, aiming to capture **1% of the market ($70M)** through a dynamic combo of D2C subscriptions and strategic B2B partnerships with restaurants, wellness clinics, and corporate wellness. With our clean-label, farm-to-body philosophy and viral brand appeal, we're positioned to dominate where others can't.

A Multi-Pronged, Novel Market Approach



BUSINESS MODEL
A vertically integrated wellness brand designed for transparency, efficiency, and impact.
DIRECT-TO-CONSUMER (DTC) SALES
Our website is the core channel for educating and converting health-conscious customers through subscriptions, bundles, and limited-edition product drops. We also sell through Amazon, Instagram Shop, and TikTok Store to meet our community where they already shop and engage.
RETAIL & MARKET PARTNERSHIPS
We partner with premium health stores, natural markets, and local distributors (e.g., Jimbo's, Frazier Farms, Specialty Produce) to drive awareness and accessibility.
FUNCTIONAL DINING INTEGRATION
We collaborate with chefs and restaurants to infuse EMPWR+ into meals—turning nutrition into a lifestyle and broadening consumer touchpoints.
CORPORATE & WELLNESS GIFTING
EMPWR+ is positioned as a luxury wellness gift for companies, spas, and wellness centers seeking meaningful, health-forward experiences for their clients.

We're not playing by the old rules. As we said, EDERRA is going

D2C *and* B2B. Think subscriptions like billion-dollar wellness brands *and* sales to restaurants, wellness centers, and corporate gift services. It's a bold move that's letting us grab way more market share than most. That's what makes this such a powerful investment opportunity.



CURRENT B TO B CUSTOMERS
EDERRA is proud to supply EMPWR+ to local restaurants, markets, wellness centers, spas, and doctors—enhancing their offerings with our nutrient-dense, farm-to-body superfood supplement.
We also partner with mission-aligned brands like Karma Free Living, Uncracked, and Full Circle Ghee, who incorporate EMPWR+ into their own products—expanding our reach through ingredient collaborations that amplify wellness across categories.
RESTAURANTS, RETAIL STORES AND MARKETS
WELLNESS FACILITIES, SPAS, GYMS
FULL CIRCLE GHEE
UNCRACKED
FITNESS QUEST
FRAZIER FARMS
PUREBOWL
MRKT SPACE
VILLAGE ROOTS
FOX POINT FARMS
SPECIALTY PRODUCE
SANTÉ
Indigo Dragon
MEDHERO
BERMUDA



CURRENT DISTRIBUTION AND RETAIL PARTNERS
SPECIALTY PRODUCE
We're excited to partner with Specialty Produce, San Diego's largest food distributor with over 900 restaurant accounts, to bring EMPWR+ to the heart of local cuisine and help more chefs elevate their dishes with our powerful Superfood green powder.
JIMBO'S
We're thrilled to join forces with Jimbo's, San Diego's top natural foods supermarket with three locations, making it easier for health-conscious shoppers to find and enjoy EMPWR+ in their wellness routines.
FRAZIER FARMS
We're also partnering with Frazier Farms, a trusted local supermarket with two locations, to bring EMPWR+ closer to North County residents seeking premium, farm-to-body wellness.

What's Next: A Farm-to-Body Wellness Product Line



PRODUCTS PIPELINE
FUTURE PRODUCT LINE
ANTI-AGING SERUM
Broccoli microgreen extract + resveratrol
WOMEN'S HEALTH
Partnering with industry leaders in women's health product
DAILY BOOSTER SHOT
Broccoli Microgreens + Ginger + Turmeric + Lion's Mane
PRE-WORKOUT
Broccoli Microgreens + Cordyceps
LONGEVITY
Antioxidant Olive Oil / Dressing
NEW PRODUCT PLACEMENT
SKINCARE + BEAUTY
LARGE SCALE DISTRIBUTION
NATIONAL RESTAURANT
JUICE SHOP CHAINS
PRE/PROBIOTIC DRINK BRANDS
DISTRIBUTION INTO GROCERY STORES
For daily booster shots



How EDERRA Stacks Up to the Status Quo


COMPARATIVE GROWTH ANALYSIS
AG1
METRICS
EDERRA
2010
FOUNDED
2023
$600M
ANNUAL REVENUE (2024)
N/A (Early Stage)
>50% of $279.32M Greens Powder Market
MARKET SHARE
Entering Farm-to-Body Supplement Market
Over 90% subscription-based revenue
BUSINESS MODEL
60% Direct-to-Consumer, 40% Retail and Functional Dining
70+ unknown blend Difficult for quality control
INGREDIENTS
2 superfood ingredients locally sourced
Marketing
KEY SUCCESS
Farm-to-body nutrition with microgreens
AG1
EDERRA
EMPWR+
"Investing in Ederra provides an opportunity to be part of the next wave in the wellness industry. With our proven growth strategy and innovative product line, we are positioned for significant expansion. While we aim for strong growth over the next 3 to 5 years, our focus remains on building a sustainable and successful business model, following the successful trajectories of industry leaders like AG1."

Future projections are not guaranteed.

Companies like AG1 and Cymbiotika have already proven that the supplement space is growing, and it's growing fast. EDERRA takes what works from these companies, like science-backed nutrition, a subscription based D2C model, and luxurious packaging, but makes it **better**.

By having just 2 powerhouse ingredients instead of 70+ like our competitors, EMPWR+ is radically simple: easier to scale, easier to trust, and easier to trace back to the farm.

We don't just source powders from all over the world and mix them together, we go straight to the source. The health-conscious consumer is tired of the long, complex labels of other brands, and people want to return to pure functional nutrition.

At EDERRA, we're spearheading this movement as one of the first Farm-To-Body wellness brands. We highlight our farms and our farmers and believe that the supplement industry is due for a new era of integrity, transparency, and community.

EDERRA Crowdfunding Investment Tiers & Rewards




NO FARMERS
NO FOOD

💰 $2,500

EDERRA Supporter

✓ 10% lifetime discount on EMPWR+
✓ Early access to new product launches
✓ Name featured on our "Founding Supporters" page



💰 $5,000

EDERRA Insider

✓ 15% lifetime discount on EMPWR+
✓ Exclusive investor-only webinar with the EDERRA team
✓ Early access to new product launches
✓ Name featured on our "Founding Supporters" page



💰 $15,000

EDERRA Ambassador

✓ 25% lifetime discount on EMPWR+
✓ VIP EDERRA Experience – Exclusive tour & dinner with the team
✓ Private strategy session with the EDERRA Founders & Team
✓ Limited-edition Investor Pack (6-month supply of EMPWR+)
✓ Name featured on our "Founding Visionaries" page
✓ Exclusive investor-only webinar



💰 $25,000

EDERRA Visionary

✓ 25% lifetime discount on EMPWR+
✓ VIP EDERRA Experience – Exclusive tour & dinner with the team
✓ Private strategy session with the EDERRA Founders & Team ✓ Limited-edition Investor Pack (6-month supply of EMPWR+)
✓ Name featured on our "Founding Visionaries" page
✓ Exclusive investor-only webinar



💰 $50,000+

EDERRA Founding Partner

✓ 30% lifetime discount on EMPWR+
✓ VIP EDERRA Experience – Exclusive tour & dinner with the team
✓ Equity Priority – First right to invest in future funding rounds ✓ Personalized Founding Partner Plaque
✓ Limited-edition Investor Pack (1-year supply of EMPWR+) ✓ Private strategy session with the EDERRA Founders & Team
✓ Name featured on our "Founding Visionaries" page
✓ Exclusive investor-only webinar
✓ 16-week wellness program with Muay Thai world champion Mike Lemaire

We're Just Getting Started

Building EDERRA has been an incredible journey—from an idea inspired by personal health struggles to a movement that's reshaping the supplement industry. We're honored to have you with us at this pivotal moment. This crowdfunding campaign is more than just funding—it's about building a community that believes in transparency, wellness, and the power of nature.

We can't wait to share what's next. Thank you for your support! 💚


EDERRA
EMPWR+
ANTIOXIDANT BOOST*
INFLAMMATION SUPPORT*
MEMORY + FOCUS*
LONGEVITY*
THINK BIG.
Your Money.
Your Impact.

